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ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 69401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dakoy Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2301
(No. and Street)

New York	**NY**	**10170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Spivey **(347) 284-0110**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, **Craig Spivey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Dakoy Capital Markets, LLC, as

of **December 31**, **2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SHEILA TEMPLE
Notary Public - State of New York
NO. 01TE6306513
Qualified in Suffolk County
My Commission Expires Jun 23, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

DAKOY CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

DECEMBER 31, 2017

WITH REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Dakoy Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dakoy Capital Markets, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note E to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as going concern. Management's Plans in regard to these matters are also described in Note E.

The financial statements do not include any adjustments that might result from the outcome of this uncertainly.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

March 5, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

DAKOY CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and Cash Equivalents	$ 8,425
Property and Equipment, at cost less Accumulated Depreciation $5,576	7,817
Other Assets	5,363
TOTAL ASSETS	$ 21,605
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts Payable and Accrued Expenses	$ 15,014
Total Liabilities	15,014
Member's Equity	6,591
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 21,605

See accompanying notes to financial statements.

DAKOY CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues	
Investment Banking	$ 125,000
Total Revenues	$ 125,000
Expenses	
Compensation and Benefits	$ 115,115
Clearing Costs	25,016
Technology and Communications	30,086
Professional Fees	66,414
Occupancy and Equipment	31,333
Other Operating Expenses	22,043
Total Expenses	290,007
Net Loss	$ (165,007)

See accompanying notes to financial statements.

DAKOY CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance at January 1, 2017, as previously reported	$ 180,567
To remove professional fees expense	5,000
Balance at January 1, 2017, as adjusted	185,567
Contributions:	
Cash	87,270
Forgiveness of rent owed from 2016	5,000
Forgiveness of current year rent	27,500
Net Loss	(165,007)
Distributions	(23,739)
Purchase of member interests	(110,000)
Balance at December 31, 2017	$ 6,591

See accompanying notes to financial statements.

DAKOY CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flow From Operarting Activities		
Net Loss	$	(165,007)
Items Which Do Not Impact Cash:		
Depreciation		3,833
Adjustment to remove professional fees expense		5,000
Forgiveness of rent		32,500
Adjustment to reconcile net loss to net cash provided by Operating Activities		
Change in:		
Deposit with clearing firm		150,000
Other assets		(367)
Accounts payable		1,534
Due to related party		(5,000)
Net Cash Provided by Operating Activities		22,493
Cash Flows From Financing Activities		
Member Contributions		87270
Distributions		(23,739)
Purchase of member interest		(110,000)
Net Cash Used by Financing Activities		(46,469)
Net Decrease in Cash		(23,976)
Cash and Cash Equivalents January 1, 2017		32,400
Cash and cash Equivalents December 31, 2017	$	8,424

See accompanying notes to financial statements.

DAKOY CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of New York effective in March 2015. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company provides advisory services to small to mid-capitalized companies. The Company operates from an office located in New York, New York.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash in a high credit quality bank. Balances may at times exceed the federally insured limit.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a limited liability company. Income or losses of the Company flow through to the member and therefore no provision for income taxes is recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10 the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition: The Company recognizes revenues from capital raising services and merger and acquisition advisory services when the earnings process is substantially complete in accordance with the contract for the services provided.

DAKOY CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables: The Company provides for doubtful accounts when market conditions indicate that collection of an account is doubtful. There are no receivables at December 31, 2017.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results · could vary from the estimates that were assumed in preparing the financial statements.

New Accounting Pronouncements: In May 2014 the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgement and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B-NET CAPITAL

The Company, as a registered broker dealer, is. subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to l. At December 31, 2017, the Company had net capital of $(6,588) which was $11,589 under its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was (2.28) to 1.0.

NOTE C – RELATED PARTY TRANSACTIONS

The Company earned all of its investment banking revenue from a former member that divested itself of the Company in November of 2017.

The Company rents office space pursuant to a one year lease that expires December 31, 2018 from the former member. Rent expense for 2017 was $27,500. All of the rent due was forgiven by the former member during 2017.

NOTE D– CONTINGENCIES

The Company is subject to litigation in the normal course or business. The Company has no litigation in progress at December 31, 2017.

NOTE E – GOING CONCERN

The Company has a net capital deficit at December 31, 2017 and has incurred significant losses since inception and is dependent upon capital contributions from its member for working capital and net capital. The Company's member has represented that he intends to continue to make capital contributions, as needed, to insure the Company's survival through January 1, 2019. The Company is engaged in discussions with two parties to bring in more capital and different business lines to grow its business. The Company believes that one of these transactions will close before the end of the second quarter of 2018.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SCHEDULE I
DAKOY CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

NET CAPITAL		
Total Member's Equity Qualified for Net Capital		$ 6,591
Deductions and/or Charges		
Non-allowable Assets:		
Property & Equipment, net	7,817	
Other Assets	5,363	
Total Deductions and/or Charges		13,180
Net Capital		$ (6,589)
Aggregate Indebtedness		$ 15,014
Percentage of Aggregate Indebtedness to Net Capital		(228)%
Minimum Net Capital Required		$ 5,000
Net Capital Deficit		$ (11,589)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in form X—17A-5, as amended, and net capital as computed above.

DAKOY CAPITAL MARKETS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Dakoy Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Dakoy Capital Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dakoy Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Dakoy Capital Markets, LLC stated that Dakoy Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dakoy Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dakoy Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 5, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

DaKoy
CAPITAL MARKETS

February 15, 2018

To Whom it may concern:

The below information is designed to meet the exemption report criteria pursuant to SEC Rule 17a-5(d)(4):

- DaKoy Capital Markets, LLC is a broker/dealer registered with the SEC and FINRA.

- DaKoy Capital Markets, LLC claimed an exemption under paragraph (k)(2)(ii) of rule 15c3-3 for the fiscal year ended December 31, 2017.

- DaKoy Capital Markets, LLC is exempt from the provision of rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provision of Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- DaKoy Capital Markets, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception.

- DaKoy Capital Markets, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2017

The above statement is true and correct to the best of my and the firm's knowledge.

Craig Spivey

[signature]

420 Lexington Avenue – The Graybar Building • Suite 2301• New York, NY 10170 • Tel: 646-240-4291